Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
November 4, 2009
Via EDGAR
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
We are in receipt of your correspondence dated October 21, 2009 concerning our Form 10-K for June 30, 2009, File Number 0-17411.
Per my phone conversation with William Schroeder, we respectfully request an extension of the filing deadline by ten business days to November 19, 2009, at which time a complete response will be filed via Edgar.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4817 or e-mail to timothy.rubritz@parkvale.com.
Sincerely,
/s/ Timothy G. Rubritz
Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer